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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C., 20549

                                    FORM 11-K



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]



 For the Fiscal Year Ended
 December 31, 1995                       Commission File Number (33-61893)
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          ROBBINS & MYERS, INC, SAVINGS PLAN FOR SALARIED EMPLOYEES OF
                          CHEMINEER, EDLON AND PFAUDLER
                                 (Name of Plan)
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                              ROBBINS & MYERS, INC.
                              1400 Kettering Tower
                               Dayton, Ohio 45423
                                  (513)222-2610

(Name of Issuer of Security, held pursuant to Plan and address of its principal executive office)

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                              REQUIRED INFORMATION
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     The Robbins & Myers, Inc. Savings Plan for Salaried Employees of Chemineer,
Edlon and Pfaudler (the "Plan") is subject to the Employee Retirement Income Security Act of 1974.

     ITEM 4. In lieu of the requirements of Items 1, 2 and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and Report of Independent Auditors thereon are being filed as Exhibit 99.1 to this Report:

     (a) Statement of Assets Available for Plan Benefits - December 31, 1995 and 1994;

     (b) Statement of Changes in Assets Available for Plan Benefits - for the year ended December 31, 1995 and six months ended December 31, 1994;

     (c) Schedule of Assets Held for Investment - December 31, 1995

     (d) Schedule of Transactions or Series of Transactions in Excess of 5 percent of the Current Value of Plan Assets for the year ended December 31, 1995;

     (e) Notes to Financial Statements; and

     (f) Report of Independent Auditors.

     The consent of Independent Auditors to the incorporation by reference of the foregoing financial statements in Registration Statement on Form S-8 (No. 33-61893) is being filed as Exhibit 23.1 to this Report.



                                   SIGNATURES

     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Robbins & Myers, Inc. Savings Plan for Salaried Employees of Chemineer, Edlon and Pfaudler have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                           ROBBINS & MYERS, INC.  SAVINGS
                                           PLAN FOR SALARIED EMPLOYEES OF
                                           CHEMINEER, EDLON AND PFAUDLER



                                           By /s/ George M. Walker
                                             Name: George M. Walker
                                             Title: Member, Corporate Benefits
                                                    Committee

                                             Dated: June 28, 1996


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                                INDEX TO EXHIBITS
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     The following Exhibits are being filed with this Annual Report on Form
11-K:

 Exhibit
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(23)      CONSENT OF EXPERTS AND COUNSEL

          23.1 Consent of Ernst & Young LLP.

(99)      ADDITIONAL EXHIBITS

          99.1 Audited Financial Statements of Robbins & Myers, Inc. Savings Plan for Salaried Employees of Chemineer, Edlon and Pfaudler for the year ended December 31, 1995 and six months ended December 31, 1994.


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